SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 23, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                    Form 20-F     X                Form 40-F
                                  ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                    Yes                            No           X
                                  ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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CNOOC Limited Has Made Another New Discovery in the South China Sea

(Beijing, August 23, 2001) CNOOC Limited (SEHK: 883, NYSE: CEO) ("the Company") announced today that its independent exploration program scored another success. It has made a new discovery, Wenchang 15-1, in the Pearl River Mouth Basin. It is the second significant discovery made in the area this year.

Wenchang 15-1 is located in the western part of the Pearl River Mouth Basin, the Western South China Sea. It is approximately 40 kilometers east of Wenchang 13-1 and Wenchang 13-2, both currently under development. Wenchang 15-1-1, the wildcat well spudded on July 15, 2001, encountered high hydrocarbon flow at the depth of 1,250 meters. The well on a 16 mm choke flowed 4,760 barrels of crude and 330 mcf of gas daily. The crude is around API 35 degrees of light gravity. The well touched down to 1,426 meters in 150 meters of water depth.

Appraisal wells are needed to confirm the exact size of reserves. The well drilled encountered 40 feet of net pay zone, and the structure covers 18.5 square kilometers. Further appraisal wells are planned for the area next year.

"The success of the well suggests high exploration potential in the area. It is the second discovery made in the South China Sea this year. An earlier appraisal well, Weizhou 12-1N, confirmed a similar structure. They will help offset production decline in the area," noted Mr. Ru Ke, Executive Vice President and Chief Geologist of the Company. "Their proximity to producing areas indicates lower required capital expenditure and higher monetary values per BOE produced. These are significant commercial discoveries."

******

Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other services and functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                             Ms Anne Lui/Mr Henry Chua
CNOOC Limited                                Ketchum Newscan
CNOOC Plaza                                  Tel : +852 3141 8016/852 3141 8082
No. 6, Dong Zhi Men Wai Xiao Jie,            Fax: +852 2510 8199
Beijing, 100027                              E-mail: anne.lui@knprhk.com/
                                                     -------------------
People's Republic of China                   henry.chua@knprhk.com
Tel : +86 10 8452 1646                       ---------------------
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                             -----------------------------
                                             Name: Cao Yunshi
                                             Title: Company Secretary

Dated: August 23, 2001